SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 14/17

Clarifications on CVM queries

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby provides clarifications on the news item published by the news agency Thomson Reuters, on May 16, 2017, under the title “Copel announces new financial officer after disagreement on dividends”, requested through Official Letter 199/2017/CVM/SEP/GEA-1, sent on May 16, 2017 by the Brazilian Securities and Exchange Commission (CVM), which is transcribed below:

____________________________________________________

“Official Letter 199/2017/CVM/SEP/GEA-1

Rio de Janeiro, May 16, 2017.

To:

Adriano Rudek de Moura

Investor Relations Officer of Companhia Paranaense de Energia

Email: ri@copel.com

Telephone: (41) 3310-5115

Rua Coronel Dulcídio, 800 – 3º andar

Batel, Curitiba, PR

CEP: 80210-220

w/c: emissores@bvmf.com.br

Subject: News article entitled “Copel announces new financial officer after disagreement on dividends”, published on May 16, 2017 by the news agency Thomson Reuters

Dear Executive Officer,

1. I refer to the news item entitled “Copel announces new financial officer after disagreement on dividends”, published on May 16, 2017 by the news agency Thomson Reuters

2. Regarding this matter, I ask the Company to provide the necessary clarifications.

3. The Company’s response should be sent through the Sistema Empresa.NET via category: Notice to the Market, type Clarifications of CVM/BOVESPA Queries, subject: News Item, and should include a transcription of this Official Letter.

4. It is worth noting that, pursuant to Article 3 of CVM Instruction 358/02, the Investor Relations Officer is responsible for disclosing and informing the CVM of any material act or fact related to the Company’s business, as well as ensuring its simultaneous wide and immediate dissemination.

5. To this end, the sole paragraph of Article 4 of said CVM Instruction establishes the obligation to inquire the administrators and the controlling shareholders of the company, as well as all those with access to material acts or facts, in order to ascertain whether they are aware of information that should be disclosed to the market.

Notice to the Market – RI 14/17

6. In addition, the sole paragraph of Article 6 of CVM Instruction 358/2002 also establishes the obligation of immediately disclosing a material fact if the confidentiality of the information is no longer under control.

7. We caution that, as determined by the Corporate Relations Department, in compliance with its legal duties and, based on clause II of Article 9 of Law 6,385/1976 and CVM Instruction 452/07, said Department will apply a punitive fine in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, in case of non-compliance with the requirements in this letter within one (1) business day from the date of knowledge of the content of this letter.

Sincerely,

Document electronically signed by Nilza Maria Silva de Oliveira, Manager, on May 16, 2017, at 6:07 p.m., pursuant to Article 1, III, "b", of Law 11,419/2006.

________________________________________________

In response to your request, Copel clarifies that the new Chief Financial and Investor Relations Officer was elected at the 151st Extraordinary Meeting of the Company's Board of Directors held on May 15, 2017, whose resolution was object of the Notice to the Market RI 12/17 filed on the same date.

The appointment and election of the new Executive Officer was based on his professional experience, educational background and due to him filing the legal requirements compatible with the exercise of the position.

It is important to mention that Copel’s Executive Board, including the CEO’s office, recently went through changes and that the replacement of the Chief Financial and Investor Relations Officer occurred due to an administrative decision of the Company.

Curitiba, May 17, 2017

Gilberto Mendes Fernandes

Chief Corporate Management Officer acting as CEO

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.